UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-15 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2004

Commission File Number: 001-14568

IPSCO INC.

(Exact name of registrant as specified in its charter)

P.O. Box 1670, Regina, Saskatchewan, Canada, S4P 3C7

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____

Form 40-F   x

Indicated by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1). _____

Note:  Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): _____

Note:  Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holder, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicated by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes

[   ]

No

[ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  82-_____.

Exhibit Index

Exhibit #	Description	Page #'s
I	News Release - IPSCO Reaping Benefit of Steel Revolution	1-2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IPSCO Inc.

Date: April 29, 2004

By: s/George Valentine

_______________________

George Valentine

Vice President, General Counsel

and Corporate Secretary

Exhibit I

          News Release

For Immediate Release

IPSCO REAPING BENEFIT OF STEEL REVOLUTION

[Regina, Saskatchewan] [April 29, 2004] - The President and CEO of IPSCO Inc. (NYSE/TSX: IPS) says his Company and other steel makers in North America are witnessing structural changes to the steel industry which can be likened to a revolution. Speaking to shareholders at the Company's annual meeting in Regina, David Sutherland said after experiencing a number of very difficult years with only a few companies like IPSCO remaining profitable, the steel industry is experiencing a transformation not witnessed in decades.

Sutherland said the transformation of the industry is likely to provide investors a more stable and prosperous future than has been seen over the last 25 years. He said the steel industry witnessed the demise of more than 40 companies over the last few years. Many of these have since consolidated and rationalized production facilities, which led to the partial rebuilding of a sector, which now boasts new labor agreements, significantly reduced legacy costs and rationalized and/or consolidated production facilities.

At the same time, Sutherland said further events, particularly in China, have led to significant increase in demand for all raw materials, including steel plate, the main product from IPSCO's new U.S. Steelworks.  "This unparalleled sequence of events has led to a rise in prices that many steel analysts believe has resulted in a new global demand structure for steel...There is reason to believe the steel industry as a whole has the opportunity to fare better than it has in the last 25 years."

For this reason, Sutherland said he is very optimistic about the steel industry as a whole and IPSCO's short and longer term prospects, as the IPSCO model has demonstrated that it is sustainable throughout the highs and lows of the economic cycle. "While I cannot offer guarantees, I am more confident today than I have been in a long time about our Company and our industry," he said to shareholders.

IPSCO operates steel mills at three locations and pipe mills at six locations in Canada and the United States. As a low cost North American steel producer, IPSCO has a combined annual steel making capacity of 3,500,000 tons and provides further processing at its five cut-to-length lines located in both the U.S. and Canada. The Company's tubular facilities produce a wide range of tubular products including line pipe, oil and gas well casing and tubing, standard pipe and hollow structurals.

For further information on IPSCO, please visit the company's web site at www.ipsco.com.

This news release contains forward-looking information with respect to IPSCO's operations and beliefs. Actual results may differ from these forward-looking statements due to numerous factors, including, but not limited to, weather conditions affecting the oil patch; drilling rig availability; demand for oil and gas; supply, demand and price for scrap metal and other raw materials; supply, demand and price for electricity and natural gas; demand and prices for products produced by IPSCO; general economic conditions and changes in financial markets. These and other factors are outlined in IPSCO's regulatory filings with the Canadian securities regulators (at www.sedar.com) and the Securities and Exchange Commission, including those in IPSCO's Annual Report for 2003, its MD&A, particularly as discussed under the heading "Business Risks and Uncertainties," its Annual Information Form, and its Form 40-F.

Company Contact:

John Comrie

IPSCO

Tel. (630) 810-4730

Release #04-14

#  #  #